Exhibit 17.1

September 17, 2015

Michael Farkas

Founder

Car Charging

1691 Michigan Ave, Ste. 601

Miami Beach, FL 22139

Dear Michael:

This letter serves as official notice of my resignation from the board of directors of Car Charging, effective immediately.

I take this action as a result of possible back surgery and a need to substantially cut down on my business commitments. I am currently resigning from several boards as a result of my medical issue.

I wish you and Car Charging all the best.

All the best,

/s/ Bill Richardson

Governor Bill Richardson